 Therapix biosciences ltd.

5 Azrieli Center (Square Tower)

Tel Aviv, 6702501 Israel

November 23, 2016

Via EDGAR

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Therapix Biosciences Ltd. Registration Statement on Form F-1 Filed November 4, 2016 File No. 333-214458

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of November 14, 2016, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On November 23 2016, we filed an amendment to the registration statement on Form F-1. Page references in our responses are to the amended Form F-1.

Risk Factors, page 23

1.            We note that you have deleted your risk factor on page 36 regarding the potential difficulty in enforcing a U.S. judgment against the company and its officers and directors because the company is incorporated in Israel and the senior management and directors are located in Israel. Please revise your disclosure to include this risk factor or tell us why you believe the risk is not material to a potential investor.

Response: The above referenced risk factor was deleted to avoid repetitive disclosure. Substantially the same risk factor appears on page 34.

General

2.            Please reconcile your disclosure on your website and your disclosure in the registration statement regarding the status of your request to the FDA for orphan drug designation for THX-TS01 for the treatment of TS.

Response: We have revised the disclosure in our registration statement to more closely reflect the language in the FDA’s letter as follows:

“In a letter dated September 29, 2016, the FDA informed us that our request cannot be granted at this time, and is being held in abeyance until and subject to us providing the FDA additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. We intend to respond within the 12 month period, or during any extension thereof.”

We have reconciled the disclosure in our website to be consistent with the revised language included in our registration statement.

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

November 22, 2016

3.            We note that you have made available an investor presentation dated July 2016 on your website. Please tell us why this presentation is consistent with Section 5 of the Securities Act, including any applicable safe harbor rules. We may have further comments upon review of your response.

Response: We do not believe that the above-mentioned presentation is an offer under Section 5 of the Securities Act, nor does it constitute a prospectus as contemplated by such Section. Rather, the presentation represents the regular release of factual information about us, as described below. Furthermore, under general securities law principles and the Staff’s long-standing interpretive guidance, the regular release of material information in the ordinary course is not an offer. We note that the above mentioned presentation was posted on our website in July 2016, approximately one month before we confidentially submitted our first draft registration statement to the Commission. The presentation was posted on our website after we publicly filed such presentation with the Tel Aviv Stock Exchange. Previous versions of this presentation were also filed publicly in Israel on May 8, 2014, January 14, 2015, and September 6, 2015. The posting of the presentation to our website was done in the normal course of our business, consistent with past practice, and for investors in Israel, without a view to the current offering. Furthermore, we intended that the presentation be used only for informational purposes and not to promote our securities. The presentation contains no financial information about the company and no mention of the current offering or any other capital raising activities or plans. The presentation was not used in any way in connection with the currently contemplated offering.

Additionally, the Staff has long recognized the value of, and the obligation of reporting issuers to release, ongoing communications into the market. While we are not currently a reporting issuer in the United States, similar principles and laws apply in Israel, where we are currently subject to disclosure duties under Israeli securities laws and regulations. The filing of such a presentation with the Tel Aviv Stock Exchange is a common practice in Israel, and in some instance would be required under law. For example, public filing of the presentation would be required in Israel prior to using the presentation at an investors’ conference, or otherwise prior to showing the presentation to potential investors or analysts. Rule 12g3-2(b) under the Exchange Act exempts certain foreign private issuers, such as us, from having to register a class of equity securities under Section 12(g) of the Exchange Act. In order to claim the Rule 12g3-2(b) exemption, we are required to make certain electronic disclosure requirements, including publishing in English, on our website information that has been made public or was required to be made public pursuant to the laws of our home country. Accordingly, we believe that the posting of the presentation on our website was done in accordance with Rule 12g3-2(b), and the required disclosure should not be considered an offer. In general, in the face of a collision between the requirements of the Exchange Act and those of the Securities Act, the Exchange Act’s ongoing disclosure requirements should prevail over the Securities Act’s close regulation of offers. As the SEC has explained, “We do not believe that it is beneficial to investors or the markets to force reporting issuers to suspend their ordinary course communications of regularly released information that they would otherwise choose to make because they are raising capital in a registered offering.”

Furthermore, we believe that the posting of the presentation on our website should be covered by Rule 168 and Rule 169 under the Securities Act. Although the safe harbor provided under Rule 168 under the Securities Act is generally not available to a non-reporting issuer, we note that we are subject to reporting obligations as a publicly traded company in Israel. Accordingly, we believe that safe harbor under Rule 168 should extend to us as well. Consistent with that safe harbor, the presentation contains only factual business information or forward-looking information that we have regularly released on a consistent basis, as detailed above. Further, we are not an investment company or business development company. We also believe that we meet the safe harbor provided under Rule 169 with respect to historical information, and note that the only forward looking information in the presentation relates to our development plans, which are fundamental to an understanding of the other factual information contained in the presentation.

For the avoidance of doubt and confusion, and since the information contained in the presentation is no longer current, we have removed the presentation from our website.

***

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

November 22, 2016

If you have any questions or require additional information, please call our attorneys, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

THERAPIX BIOSCIENCES LTD.

By:	/s/ Dr. Elran Haber
Chief Executive Officer